

Mail Stop 3030

September 2, 2009

Via Facsimile and U.S. Mail

Mr. Jeffrey A. Cook
Chief Financial Officer
Presstek, Inc.
10 Glenville Street
Greenwich, Connecticut 06831

> **Re:** **Presstek, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 24, 2009**
> **Form 8-K Dated August 13, 2009**
> **File No. 000-17541**

Dear Mr. Cook:

We have reviewed your filings and your response letter dated August 24, 2009 and we have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Presstek, Inc.
Mr. Jeffrey A. Cook
September 2, 2009
Page 2

Form 8-K Dated August 13, 2009

1.   We note that you present non-GAAP measures such as "pre-tax operating loss excluding non-cash and non-routine charges" and "operating expenses excluding goodwill impairment and bad debt reserve charges." Please revise your future filings to clearly identify these measures as non-GAAP and to provide reconciliations of each of these non-GAAP measures to the most directly comparable GAAP measures. Refer to the guidance in Item 100(a)(2) of Regulation G.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

                                Sincerely,

                                Lynn Dicker
                                Reviewing Accountant